FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of October 2002

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           GEMPLUS INTERNATIONAL S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F  X  Form 40-F
                                       ---           ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes       No   X
                                       ---      ---

Convening of a new extraordinary general meeting of shareholders on November 21st, 2002


Luxembourg - October 30th , 2002 - The Board of Directors of Gemplus International S.A (Paris Euronext: Euroclear 5768 and Nasdaq: GEMP), which took place on October 29th in Luxembourg, reviewed the financial results of the third quarter 2002 ended September 30th 2002.

Furthermore, following the request of one of its main shareholders, the private equity fund TPG*, the Board decided to convene a new extraordinary general meeting of shareholders of Gemplus International SA that will be held on November 21st 2002.

The agenda of this new extraordinary general meeting of shareholders will include:

     1. the definitive election as directors of Mr Dominique Vignon and Mr Alex Mandl, already co-opted by the Board of Directors

     2. the approval of Mr Alex Mandl's compensation package as Chief Executive Officer

     3.   the revocation of two directors: Mr Ziad Takieddine and Mr Marc Lassus

     4.   the election of Dr Johannes Fritz as a director

     5. the cancellation of the cumulative voting procedure applied for the election of Director

All these proposals will therefore be submitted to the approval of all of the shareholders. The first four propositions will require a simple majority vote, and the fifth proposal will require a qualified majority vote of two-third of the shareholders.

Mr Dominique Vignon, Chairman of the Board of Directors, highlighted:
"The Board of Directors must rapidly return to a calm climate. In compliance with the most fundamental rules of corporate governance, it is now time to let the shareholders decide how to resolve the functional difficulties faced by the Board of Directors. After two years of uncertainty and in a very difficult economic environment, the Company's management should also see its decisions supported by a Board of Directors united by one common goal: Gemplus' development. Today, challenges, which need to be addressed, abound. Gemplus and all its employees should benefit from all the necessary support to successfully pursue, in a calm atmosphere, its industrial and commercial objectives."

*In accordance with article 70 of the Luxembourg corporate law of August 10, 1915, any shareholder or shareholder group, holding a minimum of 20% of the share capital of a company, can request the convening of an extraordinary general meeting of shareholders to deliberate on the agenda proposed by the requesting shareholder.


Contacts:

Presse

Gemplus

Martin Crocker
Tel: 33 (0) 4 42 36 30 46
Mob : 33 (0) 6 85 07 66 41
Email : martin.crocker@gemplus.com

Euro RSCG Corporate

Estelle Griffe
Tel: 33 (0) 1 41 34 48 65
Mob : 33 (0) 6 23 75 09 23
Email : estelle.griffe@eurorscg.fr

Carine Senft
Tel: 33 (0) 1 41 34 42 23
Mob : 33 (0) 6 20 98 34 09
Email : carine.senft@eurorscg.fr

(C)2002 Gemplus All rights reserved. Gemplus and the Gemplus logo are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners. Java and Java Card are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 30, 2002

                                          GEMPLUS INTERNATIONAL S.A.

                                          By: /s/ Stephen Juge
                                              ---------------------------------
                                              Name: Stephen Juge
                                              Title: Executive Vice President &
                                                     General Counsel